                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           HOMEGATE HOSPITALITY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    43740G109
                                 (CUSIP Number)

                               MR. DAVID A. SIMON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             PRIME HOSPITALITY CORP.
                        700 ROUTE 46 EAST, P.O. BOX 2700
                        FAIRFIELD, NEW JERSEY 07007-2700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 25, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 75 Pages
                        Exhibit Index Appears on Page 11

SCHEDULE 13D

CUSIP No.  43740G109

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Prime Hospitality Corp.  22-2640625

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          a[ ]
                                          b[x]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS
            OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

                             7.    SOLE VOTING POWER
                                   None

         SHARES              8.    SHARED VOTING POWER
      BENEFICIALLY                 6,096,416
        OWNED BY
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                    None
          WITH
                             10.   SHARED DISPOSITIVE POWER
                                   None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,096,416

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                     [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            56.8%

14.    TYPE OF REPORTING PERSON
            CO

Explanatory Note:

            As a result of executing the several Voting Agreements dated as of July 25, 1997 (the "Voting Agreements") (a form of which is attached as Exhibit 1 hereto and incorporated herein by reference) with the stockholders of Homegate Hospitality, Inc. listed on Annex A hereto (the "Homegate Stockholders"), Prime Hospitality Corp., a Delaware corporation ("Prime"), may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with the Homegate Stockholders. Prime has been advised by the Homegate Stockholders that they intend to file separate Statements on Schedule 13D (or amendments to previously filed Statements) with respect to the matters set forth herein.

            The information regarding the Homegate Stockholders contained in this Statement on Schedule 13D is provided to the best knowledge of Prime and, unless otherwise indicated, is based on information provided to Prime by the Homegate Stockholders.

Item 1.     Security and Issuer.

            This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Homegate Hospitality, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 111 Congress Avenue, Suite 2600, Austin, Texas 78701.

Item 2.     Identity and Background.

            (a)-(c) and (f). This Statement is being filed by Prime. Prime is organized under the laws of the State of Delaware, and its principal business address is 700 Route 46 East, P.O. Box 2700, Fairfield, New Jersey 07007-2700. Prime is principally engaged in the lodging business.

            The names, business addresses, principal occupations and citizenship of the directors and executive officers of Prime are set forth in Annex B hereto and are incorporated herein by reference.

            (d) and (e). During the last five years, Prime has not and, to the best knowledge of Prime, none of the executive officers and directors of Prime have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            All shares beneficially owned by each of the Homegate Stockholders were previously acquired and have been paid for in full.

            Pursuant to the Agreement and Plan of Merger, dated as of July 25, 1997, among Prime, PH Sub Corporation, a Delaware corporation and wholly owned subsidiary of Prime ("Sub"), and the Issuer (the "Merger Agreement") (a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference), subject to certain conditions set forth in the Merger Agreement which have not yet occurred, each Share will be converted into 0.6073 of a fully paid and nonassessable share of the common stock, par value $.01 of Prime, and the Issuer will become a wholly owned subsidiary of Prime.

            Pursuant to the Voting Agreements, the Homegate Stockholders have agreed to vote in favor of, and have granted Prime proxies to vote in favor of, the transactions contemplated by the Merger Agreement.

Item 4.     Purpose of Transaction.

            On July 25, 1997, Prime and the Homegate Stockholders entered into the Voting Agreements. Pursuant to the terms of the Voting Agreements, each Homegate Stockholder has agreed to vote in favor of the transactions contemplated by the Merger Agreement and has appointed Prime as its attorney-in-fact and proxy for such purpose.

            The Voting Agreements will assist Prime in obtaining the requisite approval of the holders of at least two-thirds of the outstanding Shares for the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, Sub will merge (the "Merger") with and into the Issuer, and the Issuer will be the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Prime. The directors of Sub will be the directors of the Surviving Corporation, and the officers of the Issuer immediately prior to the Merger shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

            Upon consummation of the Merger, the Shares would cease to be authorized to be quoted on the Nasdaq National Market and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

            Except as otherwise set forth in this Item 4, Prime has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger,


                                  Page 4 0f 75
reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted on the National Market System of the National Association of Securities Dealers Automated Quotation System;
(ix) the Shares becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph.

Item 5.     Interest in Securities of Issuer.

            (a) and (b). Pursuant to the Voting Agreements, each Homegate Stockholder has agreed to vote such Homegate Stockholder's Shares at any meeting of the Issuer's stockholders, however called, or in connection with any written consent of the Issuer's Stockholders in lieu of a meeting or otherwise, in favor of the adoption and approval of the Merger Agreement and the Merger and the approval of the terms thereof and the transactions contemplated thereby. In addition, each of the Homegate Stockholders have agreed to appoint Prime as its attorney-in-fact and proxy for such purpose (the "Proxy"). As a result, Prime has shared voting power with respect to an aggregate of 6,096,416 Shares held by the Homegate Stockholders, representing 56.8% of the Shares outstanding.

            Other than the Proxy described above, neither Prime nor any of its subsidiaries beneficially own any Shares. To the best knowledge of Prime, none of Prime's executive officers and directors beneficially owns any Shares. Prime disclaims beneficial ownership of such Shares and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that Prime is the beneficial owner of such Shares.

            (c) There have been no transactions in Shares or, to the best knowledge of Prime, by any of Prime's executive officers and directors, during the past 60 days.

            (d) To the knowledge of Prime, the right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by each of the Homegate Stockholders are held by such Homegate Stockholders as reflected on Annex A to the Agreement.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to the Voting Agreements, the Homegate Stockholders have agreed not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to any Alternative Proposal (as defined in the Merger Agreement), except to the extent consistent with the actions of officers, directors, employees, agents and representatives pursuant to Section 8.9 of the Merger Agreement. Other than the matters set forth in the preceding sentence, and the Voting Agreements and the Merger Agreement as described in response to Items 3, 4 and 5 (which responses are incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Prime and any other person, or, to the best knowledge of Prime, among any of Prime's executive officers and directors or between any of Prime's executive officers and directors and any other person, with respect to the Shares.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1   Form of Voting Agreement, dated as of July 25, 1997.

Exhibit 2   Agreement and Plan of Merger, dated as of July 25, 1997.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   August 4, 1997                 Prime Hospitality Corp.

                                        By:  /s/ John M. Elwood
                                             ----------------------------------
                                             John M. Elwood
                                             Executive Vice President and
                                             Chief Financial Officer

                                     ANNEX A

                              HOMEGATE STOCKHOLDERS

CRI/ESH Partners, L.P.
Crow Hotel Realty Investors, L.P.
Crow Family, Inc.
JMI/Greystar Extended Stay Partners, L.P.
JMI/Greystar Realty Partners, L.P.
Robert A. Faith
John C. Kratzer
Developer Extended Stay Partners, L.P.

                                     ANNEX B

                             IDENTITY AND BACKGROUND

            Listed below are the names, addresses and principal occupations of the directors and executive officers of Prime Hospitality Corp. Each of the persons listed below is a United States citizen.

  1. Directors

  Name                          Address                               Principal Occupation
  ----                          -------                               --------------------
  David A. Simon                700 Route 46 East                     Chairman of the
                                Fairfield,                            Board, President and
                                New Jersey                            Chief, Executive
                                07007-2700                            Officer, Prime
                                                                      Hospitality Corp.

  John M. Elwood                700 Route 46 East                     Executive Vice
                                Fairfield,                            President and Chief
                                New Jersey                            Financial Officer,
                                07007-2700                            Prime Hospitality
                                                                      Corp.

  Howard M. Lorber              c/o 700 Route 46 East                 Chief Executive
                                Fairfield,                            Officer of Hallman &
                                New Jersey                            Lorber Associates,
                                07007-2700                            Inc.; President and
                                                                      Chief Operating
                                                                      Officer of New
                                                                      Valley Corporation;
                                                                      Chief Executive
                                                                      Officer, Nathan's
                                                                      Famous, Inc.

  Herbert Lust, II              c/o 700 Route 46                      President, Private
                                East Fairfield,                       Water Supply Inc.
                                New Jersey
                                07007-2700

  Jack H. Nusbaum               c/o 700 Route 46                      Chairman, Willkie
                                East Fairfield,                       Farr & Gallagher
                                New Jersey
                                07007-2700

  Allen J. Ostroff              c/o 700 Route 46                      Managing Director,
                                East Fairfield,                       the Prudential
                                New Jersey                            Realty Group
                                07007-2700

  A.F. Petrocelli               c/o 700 Route 46                      Chairman of the
                                East Fairfield,                       Board and Chief
                                New Jersey                            Executive Officer,
                                07007-2700                            United Capital Corp.

  2. Executive Officers

  Name                          Address                               Principal Occupation
  ----                          -------                               --------------------
  David A. Simon                700 Route 46 East                     Chairman of the
                                Fairfield,                            Board, President and
                                New Jersey                            Chief, Executive
                                07007-2700                            Officer, Prime
                                                                      Hospitality Corp.

  John M. Elwood                700 Route 46 East                     Executive Vice
                                Fairfield,                            President and Chief
                                New Jersey                            Financial Officer,
                                07007-2700                            Prime Hospitality
                                                                      Corp.

  Paul H. Hower                 700 Route 46 East                     Executive Vice
                                Fairfield,                            President, Prime
                                New Jersey                            Hospitality Corp.
                                07007-2700

  Timothy E. Aho                700 Route 46 East                     Senior Vice
                                Fairfield,                            President/
                                New Jersey                            Development, Prime
                                07007-2700                            Hospitality Corp.

  Dennis W. Driscoll            700 Route 46 East                     Senior Vice
                                Fairfield,                            President/ Human
                                New Jersey                            Resources, Prime
                                07007-2700                            Hospitality Corp.

  John H. Leavitt               700 Route 46 East                     Senior Vice
                                Fairfield,                            President/Sales and
                                New Jersey                            Marketing, Prime
                                07007-2700                            Hospitality Corp.

  Joseph Bernadino              700 Route 46 East                     Senior Vice
                                Fairfield,                            President, Secretary ,
                                New Jersey                            and General Counsel
                                07007-2700                            Prime Hospitality
                                                                      Corp.

  Richard T. Szymanski          700 Route 46 East                     Vice President
                                Fairfield,                            and Corporate
                                New Jersey                            Controller, Prime
                                07007-2700                            Hospitality Corp.

  Douglas W. Vicari             700 Route 46 East                     Vice President and
                                Fairfield,                            Treasurer, Prime
                                New Jersey                            Hospitality Corp.
                                07007-2700

                                  EXHIBIT INDEX


Exhibit 1     Form of Voting Agreement, dated as of July 25, 1997.

Exhibit 2     Agreement and Plan of Merger, dated as of July 25, 1997.